July 23, 2012

Winner Holding Limited (the "Borrower")

Scotia Centre, 4th Floor, P.O.Box 2804

George Town, Grand Cayman KY1-1112

Cayman Islands

Attention: Mr. Jianquan Li

Mr. Jianquan Li (the "Personal Guarantor")

Re: Financing Commitment

Ladies and Gentlemen:

1.	You have advised us that the Borrower intends to acquire the entire issued and outstanding shares of common stock (the "Company Common Stock"), par value $0.001 per share, of Winner Medical Group Inc. (the “Company”) by way of a merger of the Company with and into Winner Acquisition, Inc. (“Merger Sub”), a Nevada corporation and wholly owned by the Borrower, with the Company being the surviving entity, pursuant to a merger agreement (the “Merger Agreement”) dated as of the date hereof among the Borrower, the Company and Merger Sub (the “Transaction”). As a result of the Transaction, each share of Company Common Stock issued and outstanding immediately prior to the consummation of the Transaction (excluding any shares owned by the Borrower) shall be converted into the right to receive the Merger Consideration (as defined in the Term Sheet) without any interest thereon, and all vested and unexercised options to purchase Company Common Stock shall be converted into the right to receive the Option Consideration (as defined in the Term Sheet). In order to consummate the Transaction, the Borrower requires financing (i) to fund the Merger Consideration and (ii) to pay fees and expenses related to the Facility. We are pleased to advise you that we hereby commit to provide the Borrower with a term loan facility in the maximum aggregate amount of $25,000,000 (the “Facility”) substantially on the terms and conditions set forth in the Indicative Term Sheet attached hereto as Exhibit A (the “Term Sheet”). Our commitment to provide the Facility is subject in all respects to satisfaction of the terms and conditions contained in the Mandate Documents (as defined below).

In this letter, "you" means the Borrower and the Personal Guarantor (or, as the context requires, each or any of the Borrower and the Personal Guarantor). The obligations of the Borrower and the Personal Guarantor under this letter and the Fee Letter shall be joint and several.

2.	In this letter:

"Affiliate" means in relation to a person, a subsidiary or holding company of that person and a subsidiary of any such holding company.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong, New York City and the PRC.

"Fee Letter" means the fee letter of even date herewith from the Lender to the Borrower and the Personal Guarantor.

"Indemnified Person" means the Lender, any of its Affiliates and each of its (or its Affiliates') respective directors, officers, employees and agents.

"Lender" means DBS Bank Ltd., Hong Kong Branch.

"Mandate Document" means this commitment letter, the Term Sheet and the Fee Letter.

"Patriot Act" means the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001).

Unless a contrary indication appears, a term defined in any Mandate Document has the same meaning when used in this letter.

3.	You acknowledge that the Mandate Documents do not include all of the provisions (other than the Conditions Precedent to Drawdown as specified in the Term Sheet) which would be contained in the definitive legal documentation for the Facility (the “Definitive Loan Documentation”). The Definitive Loan Documentation will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions (other than the Conditions Precedent to Drawdown) that are customary or typical for this type of financing transaction so long as such additional provisions are not inconsistent with the provisions set forth in the Mandate Documents. The Definitive Loan Documentation shall be in form and substance reasonably satisfactory to you and us.

4.	Our commitment to provide the Facility is subject to the satisfaction of each of the Conditions Precedent to Drawdown as specified in the Term Sheet (it being understood such Conditions Precedent to Drawdown as specified in the Term Sheet are the only conditions to the availability of the Facility on the Closing Date (as defined in the Term Sheet)).

5.	Notwithstanding anything in any of the Mandate Documents or the Definitive Loan Documentation to the contrary, (a) the only representations and warranties the accuracy of which shall be a condition to the availability of the Facility on the Closing Date in accordance with this commitment letter and the Term Sheet shall be (i) such of the representations and warranties made by the Company in the Merger Agreement as are material to our interests, but only to the extent that the Borrower or Merger Sub have the right to terminate its obligations (or not proceed with the Transaction) under the Merger Agreement as a result of a breach of such representations or warranties in the Merger Agreement and (ii) the Specified Representations (as defined below), and (b) the terms and provisions of the Definitive Loan Documentation for the Facility shall be in form and substance satisfactory to us and in a form such that they do not impair the availability of the Facility on the Closing Date in accordance with any of the Mandate Documents if the Conditions Precedent to Drawdown as set forth in the Term Sheet are satisfied. For the purposes hereof, "Specified Representations" means the representations and warranties of the Borrower (with respect to itself and each Obligor other than, on or prior to the Closing Date, Target and any of its subsidiaries) set forth in the facility agreement regarding the Facility with respect to corporate existence, due authorization, power and authority, legality, validity, enforceability and admissibility in evidence of the Definitive Loan Documentation (and execution, delivery and performance thereof not violating (i) applicable organizational documents and/or (ii) applicable laws and regulations and/or (iii) other agreements or instruments, the breach of which does not and would not reasonably be expected to constitute a material adverse effect), authorizations required in respect of the Definitive Loan Documentation, solvency, status of the Facility as senior debt (ranking at least pari passu with other unsecured and unsubordinated obligations except for obligations mandatorily preferred by applicable law), holding company status (of the Borrower, Holdco and Merger Sub), and validity of security interests in the collateral securing the Facility that are required to be given as a condition precedent to the availability of the Facility on the Closing Date. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions.”

6.	You hereby represent and warrant that:

(a)	any written information including, without limitation, any information provided by way of electronic mail (other than financial projections and other information of a general economic or industry specific nature and does not specifically relate to any Obligor, the Company or any subsidiary thereof) (the “Information”) provided to the Lender by or on behalf of any of you in connection with the Transaction, when taken as a whole, is true and accurate in all material respects as at the date it is provided or as at the date (if any) at which it is stated;

(b)	nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect; and

(c)	any financial projections provided by or on behalf of any of you to the Lender have been prepared in good faith on the basis of recent historical information and on the basis of assumptions that are believed by you in good faith to be reasonable at the time such projections are so provided (it being understood that financial projections are as to future events and are not to be viewed as facts, the financial projections are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized and that actual results during the period or periods covered by any such financial projections may differ from the projected results and such differences may be material).

In addition, the representations and warranties set out in this paragraph 6 shall be deemed to be made by you on each day (on or after the date of this commitment letter) on which any Information or financial projections are provided to the Lender with respect to such Information or financial projections and on the date of the Definitive Loan Documentation is signed, in each case by reference to the facts and circumstances then existing.

You shall as soon as reasonably practicable notify the Lender in writing if any of you become aware that any representation and warranty set out in paragraph 6 is incorrect or misleading and agree to supplement the Information as soon as reasonably practicable from time to time to ensure that each such representation and warranty is correct when made.

You acknowledge that the Lender will be relying on the Information without carrying out any independent verification.

7.	Whether or not the Definitive Loan Documentation is signed, you shall within 3 Business Days of demand indemnify each Indemnified Person against any cost, expense, loss or liability (including without limitation legal fees) actually incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(a)	the use of the proceeds of the Facility;

(b)	any Mandate Document or any Definitive Loan Documentation; and/or

(c)	the commitment in respect of the Facility; and/or

(d)	the Transaction or any Merger Document (including without limitation any litigation which may be brought by any shareholder or creditor of the Company or any subsidiary thereof).

You will not be liable under the paragraph above for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, loss or liability results directly from any breach by that Indemnified Person of any Mandate Document or the Definitive Loan Documentation which is in each case finally judicially determined to have resulted directly from the gross negligence or wilful misconduct of that Indemnified Person.

The Lender shall not have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 7.

You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your Affiliates for or in connection with anything referred to in paragraph 7 except, following your agreement to the Mandate Documents, for any such cost, expense, loss or liability incurred by you that results directly from any breach by that Indemnified Person of any Mandate Document or any of the Definitive Loan Documentation which is in each case finally judicially determined to have resulted directly from the gross negligence or wilful misconduct of that Indemnified Person.

Notwithstanding the immediately preceding paragraph, no Indemnified Person shall be responsible or have any liability to you or any of your Affiliates or anyone else for consequential losses or damages.

You represent to the Lender that:

(a)	you are acting for your own account and you have made your own independent decisions to enter into the transaction contemplated in the Mandate Documents (the "Financing Transaction") and as to whether the Financing Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary;

(b)	you are not relying on any communication (written or oral) from the Lender as investment advice or as a recommendation to enter into the Financing Transaction, it being understood that information and explanations related to the terms and conditions of the Financing Transaction shall not be considered investment advice or a recommendation to enter into the Financing Transaction. No communication (written or oral) received from the Lender shall be deemed to be an assurance or guarantee as to the expected results of the Financing Transaction;

(c)	you are capable of assessing the merits of and understanding (on your own behalf or through independent professional advice), and understand and accept, the terms, conditions and risks of the Financing Transaction. You are also capable of assuming, and assume, the risks of the Financing Transaction; and

(d)	the Lender is not acting as a fiduciary for or as an adviser to you in connection with the Transaction.

8.	This commitment letter is delivered to you upon the condition that, prior to your acceptance of this offer in accordance with the terms of this commitment letter, neither the existence of the Mandate Documents nor any of their contents shall be disclosed by you or any of your Affiliates (and you shall ensure that none of your Affiliates shall make any such disclosure) without our prior written consent, except (a) as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or (b) on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of you or (c) (in the case of draft (but not the executed version) of any Mandate Document only) on a confidential and “need to know” basis, solely to Target and its directors, officers, employees, advisors and agents. In addition, you agree that you will (i) consult with us prior to the making of any filing or public announcement in which reference is made to us or the commitment contained herein, and (ii) obtain our prior approval before releasing any filing or public announcement in which reference is made to us or to the commitment contained herein, except (in the case of (i) and (ii)) for any filing or public announcement that is required to be filed or made by law, securities regulation or any stock exchange rule.

9.	You acknowledge that:

(a)	the Lender or its Affiliates may provide debt financing, equity capital or other services to other persons with whom you or your Affiliates may have conflicting interests in respect of the Facility in this or other transactions; and

(b)	the Lender or its Affiliates may act in more than one capacity in relation to this transaction and may have conflicting interests in respect of such different capacities.

You acknowledge that the Lender has no obligation to use any information obtained from another source for the purposes of the Facility or to furnish such information to you or your Affiliates.

10.	Neither of you may assign any of your rights or transfer any of your rights or obligations under any or all of the Mandate Documents without our prior written consent.

11.	The offer made by us in this commitment letter shall expire, unless otherwise agreed by us in writing, on the earlier to occur of (i) the termination or expiry of the Merger Agreement in accordance with its terms and (ii) the date that is six months after the date of this commitment letter (being January 23, 2013) (such earlier date being the "Expiry Date").

12.	The Mandate Documents (i) embody the entire agreement and understanding among the parties hereto and supersede all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of Hong Kong, without giving effect to the conflict of laws provisions thereof that would require the application of the laws of another jurisdiction, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any person or entity (other than the Borrower, the Personal Guarantor and the Lender), and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

13.	The courts of Hong Kong have non-exclusive jurisdiction to settle any dispute arising out of or in connection with any Mandate Document (including a dispute relating to any interpretation, breach, termination, validity or invalidity thereof) ("Dispute").

14.	The provisions of paragraphs 6 to 10 and 12 to 16 and the provisions of the Fee Letter shall remain in full force and effect regardless of whether the Definitive Loan Documentation is signed, and notwithstanding the termination or expiry of this commitment letter or any commitment or undertaking hereunder. Upon execution of the facility agreement comprised in the Definitive Loan Documentation, the commitment and obligations of the Lender under this letter shall be superseded by the provisions of such facility agreement.

15.	The Lender hereby notifies you that, pursuant to the requirements of the Patriot Act, it may be required to obtain, verify and record information that identifies you, which information includes names and addresses and other information that will allow the Lender to identify you in accordance with the Patriot Act.

16.	This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto. Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter and the Fee Letter to us. Unless you have accepted the offer contained herein by signing and retuning to us copies of this letter and the Fee Letter prior to 5.30pm (Hong Kong time) on 23 August 2012, the offer contained herein shall expire and lapse and be of no further effect.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

DBS Bank Ltd., Hong Kong Branch
as Lender

By: /s/ Ginger Cheng

Name: Ginger Cheng

Title: Managing Director

ACKNOWLEDGED AND AGREED

Winner Holding Limited

By: /s/ Jianquan Li

Name: Jianquan Li

Title: Director

Date: July 23, 2012

Jianquan Li

By: /s/ Jianquan Li

Date: July 23, 2012